MAIL STOP 3561


      	May 1, 2006

Mr. Bruce Lederman
2601 Ocean Park Blvd. Suite 320
Santa Monica, CA 90405

      Re:	HD Partners Acquisition Corporation
      Amendment No 4 to Registration Statement on Form S-1
   File No. 333-130531
		Amendment filed on April 20, 2006

Dear Mr. Lederman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 12
1. We reissue prior comment four of our letter dated February 22, 2006. Please revise risk factor five to specifically state the number of companies that have filed registration statements but are still in the registration process.
2. Please revise risk factor 13 to specifically name the members of management affiliated with each entity.
3. We note the statement that if any of these companies determine to sell assets, spin-off a business division or otherwise divest business interests then you may pursue such opportunities. Please explain whether the company, the officers or directors are aware of any proposals or plans to sell assets, spin-off business division or otherwise divest any business interests from these affiliated entities. Please explain when you will consider entering into a business combination. Will you consider affiliated entities immediately after the initial public offering is completed, or will this only be after you have searched non-affiliated businesses? Discuss the consideration that has been given to this affiliated company as a possible business combination. Have there been any preliminary discussions or indications of interest with an affiliated entity? Discuss in substantially greater detail later in the prospectus, the conflicts of interest that may result from this possible acquisition. We may have further comment.
4. Risk factor 20 is currently too detailed for the risk factors section. Each risk factor should be limited to a maximum of two short paragraphs. Please revise to briefly discuss the risk and relocate detailed disclosure to later in the prospectus.

MD&A, page 34
5. Please specifically name the officers and directors that have agreed to provide the funding pursuant to the line of credit.
Also,
file a validly executed line of credit.

Proposed Business, page 36
6. Please include your supplemental response to prior comment eight of our letter dated February 22, 2006 in this section.

Principal Stockholders, page 55
7. We note reference to Rule 462(b) of Regulation C. Prior to going effective, supplementally confirm that you have no intention of increasing the offering size.

Warrants, page 61
8. We note that the company is selling warrants to its insiders in a private placement at a price of $1.00 per warrant contemporaneously to the effectiveness of the Form S-1. Please discuss how the company determined that the value of the warrant was $1.00 and discuss any potential conflicts inherent in this sale.

Note 2 - Proposed Public Offering, page F-8
9. Your estimate of volatility "is based on the 25 smallest media/communications companies in the Russell 2000 Index." Please clarify whether the volatility of 28.6% was calculated using the average volatility of the similar public entities, as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. If this is the case, please explain your basis for the use of a calculated index in your fair value measurement, rather than basing expectations about future volatility on the average volatilities of the representative companies.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Stuart Neuhauser
	Fax: (212) 370-7889




Mr. Bruce Lederman
HD Partners Acquisition Corp.
May 1, 2006
p. 1